UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NephroGenex, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640667 101

(CUSIP Number)

Jeffrey i. martin

c/o rHO Capital partners, inc.

152 wEST 57TH STREET, 23RD FLOOR
NEW YORK, NEW YORK 10019

TELEPHONE: 212-784-8872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Rho Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 527,966 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 527,966 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,966 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.1% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 485,353 shares of Common Stock held by RV V and (ii) 42,613 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Rho Ventures V Affiliates, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 527,966 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 527,966 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,966 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 485,353 shares of Common Stock held by RV V and (ii) 42,613 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons RMV V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 527,966 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 527,966 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,966 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 485,353 shares of Common Stock held by RV V and (ii) 42,613 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Rho Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 527,966 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 527,966 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,966 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 485,353 shares of Common Stock held by RV V and (ii) 42,613 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Joshua Ruch
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 527,966 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 527,966 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,966 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 485,353 shares of Common Stock held by RV V and (ii) 42,613 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Habib Kairouz
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 527,966 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 527,966 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,966 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 485,353 shares of Common Stock held by RV V and (ii) 42,613 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Mark Leschly
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 527,966 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 527,966 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,966 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 4.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 485,353 shares of Common Stock held by RV V and (ii) 42,613 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on February 24, 2014 by the Reporting Persons, as amended by Amendment No. 1 filed on January 6, 2015 (the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share of the Issuer (the “Common Stock”) beneficially owned by the Reporting Persons. This Amendment No. 2 is being filed to amend and supplement Items 5 and 7 of the Schedule 13D to reflect changes in the Reporting Persons’ beneficial ownership for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as a result of the sale of 525,000 shares of Common Stock by Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

(a) and (b)

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
RV V	485,353	0	527,966	0	527,966	527,966	4.1%
RV Affiliates	42,613	0	527,966	0	527,966	527,966	4.1%
RMV	0	0	527,966	0	527,966	527,966	4.1%
RCP	0	0	527,966	0	527,966	527,966	4.1%
Leschly	0	0	527,966	0	527,966	527,966	4.1%
Kairouz	0	0	527,966	0	527,966	527,966	4.1%
Ruch	0	0	527,966	0	527,966	527,966	4.1%
(1)	RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(2)	This percentage is calculated based upon 12,947,518 shares of the Issuer’s Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2015, filed with the Securities and Exchange Commission on March 28, 2016.

(c)

Information with respect to all transactions in the Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is as follows:

Date	Number and Type of Security Acquired/Disposed	Price Per Security ($)
4/12/2016	450,000 Common Stock Disposed (1)	$0.3992 (2)
4/13/2015	75,000 Common Stock Disposed (3)	$0.4045 (2)
(1)	Reflects 413,681 shares sold by RV V and 36,319 shares sold by RV V Affiliates. The sales were effected pursuant to Rule 144 of the Securities Act of 1933, as amended.
(2)	Excluding brokerage commissions of $0.01 per share.
(3)	Reflects 68,947 shares sold by RV V and 6,053 shares sold by RV V Affiliates. The sales were effected pursuant to Rule 144 of the Securities Act of 1933, as amended.

(d) Not applicable.

(e) As of the close of business on April 12, 2016, no Reporting Person is the beneficial owner of more than five percent of the class of securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.
B.	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 13, 2016

RHO VENTURES V, L.P.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

RHO VENTURES V AFFILIATES, L.L.C.

By: RMV V, L.L.C., its Managing Member

By: Rho Capital Partners LLC, its Managing Member

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

RMV V, L.L.C.

By: Rho Capital Partners LLC, its Managing Member

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

RHO CAPITAL PARTNERS LLC

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

/s/ Jeffrey Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Mark Leschly

/s/ Jeffrey Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Habib Kairouz

/s/ Jeffrey Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Joshua Ruch

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managers:

Mark Leschly

c/o Rho Ventures

152 West 57th Street, 23rd Floor

New York, New York 10019.

Principal Occupation:

A managing member of Rho Capital Partners LLC

Citizenship:

Kingdom of Denmark

Habib Kairouz

c/o Rho Ventures

152 West 57th Street, 23rd Floor

New York, New York 10019.

Principal Occupation:

A managing member of Rho Capital Partners LLC

Citizenship:

United States

Joshua Ruch

c/o Rho Ventures

152 West 57th Street, 23rd Floor

New York, New York 10019.

Principal Occupation:

A managing member of Rho Capital Partners LLC

Citizenship:

United States

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.
B.	Power of Attorney

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of NephroGenex, Inc. is filed on behalf of each of the undersigned.

Date:  April 13, 2016

RHO VENTURES V, L.P.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

RHO VENTURES V AFFILIATES, L.L.C.

By: RMV V, L.L.C., its Managing Member

By: Rho Capital Partners LLC, its Managing Member

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

RMV V, L.L.C.

By: Rho Capital Partners LLC, its Managing Member

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

RHO CAPITAL PARTNERS LLC

By:       /s/ Jeffrey Martin

Jeffrey I. Martin

Authorized Signer

/s/ Jeffrey Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Mark Leschly

/s/ Jeffrey Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Habib Kairouz

/s/ Jeffrey Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Joshua Ruch

Exhibit B

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Jeffrey I. Martin, with full power of substitution, as the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the U.S. Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Nephrogene, Inc. (the "Company") and/or 5% or 10% holder of the Company's capital stock, Forms 3, 4, and 5 as well as any Section 13D or 13G filings and any amendments thereto in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of January, 2014.

RHO VENTURES V, L.P.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:   /s/ Habib Kairouz

Habib Kairouz

Managing Member

RHO VENTURES V AFFILIATES, L.L.C

By: RMV V, L.L.C., its Managing Member

By: Rho Capital Partners LLC, its Managing Member

By:   /s/ Habib Kairouz

Habib Kairouz

Managing Member

RMV V, L.L.C.

By: Rho Capital Partners LLC, its Managing Member

By:   /s/ Habib Kairouz

Habib Kairouz

Managing Member

RHO CAPITAL PARTNERS LLC

By:   /s/ Habib Kairouz

Habib Kairouz

Managing Member

/s/ Habib Kairouz

Habib Kairouz

/s/ Joshua Ruch

Joshua Ruch

/s/ Mark Leschly

Mark Leschly